Ebix, Inc.

February 7, 2020

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2019

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company”) confirms that it has received a third Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated February 5, 2020, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working diligently with management and its advisors to address this Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before February 26, 2020. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (678) 281-0028 or email me at rkerris@ebix.com if you have any questions or concerns

Sincerely,

Robert F. Kerris
Chief Financial Officer

Cc:	Charles M. Harrell, General Counsel